                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                          ACRODYNE COMMUNICATIONS, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   00500E 10 4

                                 (CUSIP Number)


    Robert F. Raucci, Newlight Management, LLC, 505 Park Avenue, NY, NY 10022
                                 (212) 935-3999

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 7, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP NO. 00500E10 4                                           PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newlight Associates, L.P.
         13-3965176
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
   3 SEC USE ONLY



--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]
         Not Applicable

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY              Not Applicable
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   -------------------------------------------------------------
                     8   SHARED VOTING POWER

                         495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)

                   -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                             Not Applicable

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

         Not Applicable

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3%  (includes Warrants to purchase 135,000  shares of Common Stock)

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 00500E10 4                                           PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newlight Associates (BVI), L.P.
         98-0173563
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]



--------------------------------------------------------------------------------
   3 SEC USE ONLY




--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

         WC


--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

         Not Applicable

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY          Not Applicable
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   -------------------------------------------------------------
                     8   SHARED VOTING POWER

                         495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)

                   -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                            Not Applicable

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     495,000 shares of Common Stock (includes Warrants to purchase 135,000 shares of Common Stock)

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

         Not Applicable

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (includes Warrants to purchase 135,000 shares of Common Stock)

--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 6 Pages
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ITEM  1.    SECURITY AND ISSUER

            Common Stock, par value $0.01 per share
            Acrodyne Communications, Inc.
            516 Township Line Road
            Blue Bell, PA 19422

ITEM 2.     IDENTITY AND BACKGROUND

            Newlight Associates, L.P., a Delaware limited partnership Newlight Associates (BVI), L.P., a British Virgin Islands limited partnership c/o Newlight Management, LLC
            505 Park Avenue
            New York, New York  10022

            The principal business of Newlight Associates, L.P., and Newlight Associates (BVI), L.P., is investing.

            During the last five years, neither Newlight Associates, L.P., nor Newlight Associates (BVI), L.P., was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The amount of funds used in making the purchases was $900,000. The source of such funds was working capital. No portion of these funds was borrowed.

ITEM 4.     PURPOSE OF TRANSACTION

            Newlight Associates, L.P., and Newlight Associates (BVI), L.P., acquired the shares of Common Stock for investment purposes only and do not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D under the Act. Notwithstanding the foregoing, Newlight Associates, L.P., and Newlight Associates (BVI), L.P., may, based on continuing review of their investments in the Common Stock, acquire additional shares of Common Stock or dispose of shares of Common Stock and/or otherwise modify or change their intentions.

ITEM 5.     INTEREST IN SECURITIES OR THE ISSUER

            Newlight Associates, L.P., and Newlight Associates (BVI), L.P., own 360,000 shares of Common Stock, par value $0.01 per share, of Acrodyne Communications, Inc., which represents 6.8% of the Class. Newlight Associates, L.P., and Newlight Associates (BVI), L.P., also own Warrants to purchase 135,000 shares of Common Stock. If such Warrants were exercised, Newlight Associates, L.P., and Newlight Associates (BVI), L.P., would own a total of


                               Page 4 of 6 Pages

            495,000 shares of Common Stock, which represents 9.3% of the Class. Newlight Associates, L.P., and Newlight Associates (BVI), L.P., have shared power to direct the vote and shared power to direct the disposition of such shares. The shares of Common Stock and Warrants were acquired directly from the issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            NONE.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Joint Filing Agreement, dated December 22, 1997 between Newlight Associates, L.P., and Newlight Associates (BVI), L.P., relating to the filing of this Schedule 13D, and any amendments thereto, as required by Rule 13d-1(f).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       NEWLIGHT ASSOCIATES, L.P.
                                       By: NEWLIGHT PARTNERS, LLC.,
                                              General Partner

                                       By: /s/ Robert F. Raucci
                                          ---------------------------------
                                          Name: Robert F. Raucci
                                          Date: December 22, 1997


                                       NEWLIGHT ASSOCIATES (BVI), L.P.
                                       By: NEWLIGHT PARTNERS, LTD.,
                                          General Partner

                                       By: /s/ Robert F. Raucci
                                          ---------------------------------
                                          Name: Robert F. Raucci
                                          Date: December 22, 1997


                               Page 5 of 6 Pages